TERYL RESOURCES CORP.
#240 – 11780 Hammersmith Way
Richmond, BC  V7A 5E9
Phone:  604-278-5996     Fax:  604-278-3409
Toll Free: 800-665-4616
www.terylresources.com
N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)
 TSX Venture Exchange: TRC.V
OTCBB: TRYLF

TERYL RESOURCES ANNOUNCES 2008 EXPLORATION SUMMARY FOR THE GIL JOINT VENTURE GOLD CLAIMS, FAIRBANKS, ALASKA

For Immediate Release: March 16, 2009, Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC.V, OTCBB: TRYLF) is pleased to announce the Gil joint venture exploration summary as reported by our joint venture partner Fairbanks Gold Mining, Inc. (FGMI), a subsidiary of Kinross Gold Corporation, on the Gil joint venture claims, as follows:

The 2008 field season on the Gil Joint Venture claim block involved exploration of the Sourdough Ridge and Last Chance areas. At Last Chance, 103 soil samples were collected using a Bombardier-mounted auger. Soil samples were in-filled on the eastern part of the area previously sampled. At Sourdough Ridge, RC drilling (4,477 feet total) of nine holes was aimed at increasing the potential resource. RC holes were collared on promising targets identified from previous soil, trench, and drill results, and were predominantly aimed at intercepting mineralized calc-silicate horizons and quartz veins. Drill results from Sourdough Ridge are encouraging and are worthy of future work.

The goal of the Kinross-FGMI 2008 Gil Joint Venture (Gil JV) exploration program was twofold, 1) to drill ten RC exploration holes that could increase the potential resource of the claim block on Sourdough   Ridge, and 2) to in-fill the existing soil sample grid on the Last Chance property. Drilling was focused on the crest of Sourdough Ridge, and holes were collared on promising targets identified from previous soil, trench, and drill results.

Work Accomplished in 2008

Sourdough Ridge-
Between August 13 and October 30, FGMI drilled 4,477 feet in nine holes, using a combination of hammer (shallow) and tri-cone (deep) bits. The drilling was designed to target soil anomalies or calc-silicate bodies identified through previous resource modeling.  Assay Analyses were done by Alaska Assay Laboratories using 50-gram fire assay for gold.

The best intersection from the 2008 drilling program from hole GVR08-505 included below:

Interval (feet)	Assay Results Opt/Au
80-100	20 feet of .022
120-145	25 feet of .018
230 - 250	20 feet of .021
265-275	10 feet of .026
375 - 415	40 feet of .061

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture with Kinross Gold Corporation (TSX: K; NYSE: KGC) (80% Kinross/20% Teryl). The Company’s other Alaska holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF); the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross; and a 100%-interest in the West Ridge property. Teryl also has one joint venture silver prospect located in Northern BC, Canada. Teryl Resources Corp. has revenue from oil and gas projects in Texas and Kentucky. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Press Release contact information:

For further information, please contact:

John Robertson
President, Teryl Resources Corp.
T:  800-665-4616
www.terylresources.com

READER ADVISORY

This news release may contain certain forward-looking statements, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control. There can be no assurance that such statements will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking statements contained in this press release are based on a number of assumptions that may prove to be incorrect, including, but not limited to: timely implementation of anticipated drilling and exploration programs; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated; the accuracy of reserve and resource estimates, if any, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties; financing requirements; changes in laws, rules and regulations applicable to Teryl, and changes in how they are interpreted and enforced, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, and the United States, industry conditions,  increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect to announced transactions. The Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in the Company's Financial Statements, Management Discussion and Analysis and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com, and the Company’s 20-F annual report filed with the United States Securities and Exchange Commission at www.sec.gov.  Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.